Western Resources
838 Kansas Avenue
Topeka, Kansas 6612



October 25 is a target date for you to help end the costly action over the future of KCPL. Please act now and you get . . .

          The October 25, 1996 target date is approaching on Western Resources' friendly offer directly to shareowners.

          Tender now and you can get an increase of up to 45% in the projected dividend, based on the projected Western Resources dividend after closing.

          Tender now and you can get a tax-free exchange of each of your KCPL shares for $31 dollars of Western Resources stock.

          Tender now and you can get product diversity and international outreach for KCPL.

          Tender now and you get a combined company with the strength and vision to compete in the new deregulated marketplace.

          Tender now and you can help bring an end to this merger effort that is not only costly in terms of KCPL dollars, but also in terms of KCPL management distraction. It's time to get on with business.

          Tender now and you can get shares in a dynamic new company that will help set the standards for the energy business in the 21st century.

          We have sent you the material you need to tender in the packet marked "It's as easy as 1,2,3."

          Tender now and we will keep our communication with you to a minimum, but keep you informed of important developments.

          If you have any questions, call Western Resources' representative toll-free at 1-800-223-2064.

Western Resources(R)


This post card is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders to be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the offer be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.